FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of August, 2012

Commission File Number: 001-12518

Banco Santander, S.A.

(Exact name of registrant as specified in its charter)

Ciudad Grupo Santander

28660 Boadilla del Monte (Madrid) Spain

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F   ☒                Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes  ☐             No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes  ☐             No  ☒

Banco Santander, S.A.

Item

1	Material fact dated August 16, 2012

MATERIAL FACT

Grupo Santander hereby announces its intention to register in the coming days with both the Mexican Comisión Nacional de Banca y Valores (National Commission of Banking and Securities) and the U.S. Securities & Exchange Commission the registration statements for the placement of shares of Grupo Financiero Santander, S.A.B. de C.V. on the secondary market. The selling institutions will be Banco Santander, S.A. and the latter’s subsidiary Santusa Holding, S.L. The percentage of capital it is intended to place has not yet been determined, although in any event, Grupo Santander will maintain an ample majority of control following the transaction.

It is intended to carry out the share placement simultaneously through a tranche in the Mexican market and an international tranche. The shares offered will be listed on the Mexican Stock Exchange and the New York Stock Exchange.

Boadilla del Monte (Madrid), 16 August 2012

Important notice

A registration statement relating to these securities will be filed with the U.S. Securities and Exchange Commission but has not yet become effective. These securities may not be sold nor may offers to buy be accepted prior to the time the registration statement becomes effective. This material fact announcement shall not constitute an offer to sell or the solicitation of an offer to buy, nor shall there be any sale of these securities in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to their registration or qualification under the securities laws of any such state or jurisdiction.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Banco Santander, S.A.

Date: August 16, 2012	By:	/s/ José Antonio Álvarez
		Name:	José Antonio Álvarez
		Title:	Executive Vice President